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Exhibit 12.1

IHS INC.
Consolidated Ratio of Earnings to Fixed Charges
($ in thousands)

	Six Months Ended	Year Ended
	May 31, 2012	November 30, 2011	November 30, 2010	November 30, 2009	November 30, 2008	November 30, 2007
Earnings:
Income from continuing operations before income taxes	$86,190	$161,984	$172,748	$159,353	$56,705	$122,639
Interest expense(1)	9,780	11,346	2,036	2,217	2,482	720
Imputed interest expense on lease commitments	2,679	5,172	5,574	4,012	4,245	3,730

Total earnings (a)	$98,649	$178,502	$180,358	$165,582	$63,432	$127,089

Fixed charges:
Interest expense	$9,780	$11,346	$2,036	$2,217	$2,482	$720
Imputed interest expense on lease commitments	2,679	5,172	5,574	4,012	4,245	3,730

Total fixed charges (b)	$12,459	$16,518	$7,610	$6,229	$6,727	$4,450

Ratio of earnings to fixed charges (a/b)	7.92	10.81	23.70	26.58	9.43	28.56

(1)
Interest expense per the financial statements includes the amortization of debt issuance costs.

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  Exhibit 12.1